UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six months ended June 30, 2020

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Registrant’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

SEMIANNUAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2020

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FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA (the “Form 1-SA”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular or Annual Report on Form 1-K. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-SA speak only as of the date on which they are made, and we do not intend, and assume no obligation, to update those forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-SA are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-SA with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-SA are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

ITEM 1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings, as described in greater detail below. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

Effects of COVID-19 on business model and portfolio performance

Through June 2020, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. The Company remains hyper-focused on monitoring its borrowers, improvement loan draws, and the health of the underlying real estate sub-markets it serves. Our Portfolio Borrowers have continued to successfully buy, fix and sell properties despite the over 40% year over year decline in pending home sales following the April COVID-19 stay-at-home orders. Our observation during April and early May of 2020 was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our Portfolio Borrowers do not occupy their properties and generally had few problems securing buyers and selling their projects consistent with anticipated timelines. However, during late May and June demand for residential real estate has rebounded significantly, approaching pre-pandemic levels, which resulted in a higher amount of loan payoffs and a modest reduction in total loan portfolio size. The Company continues to gain high-quality borrowers but has been unable to raise loan pricing. The Company saw an increase in delinquent Loans related to one borrower during the second quarter.

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It is also important to point out that the residential real estate market entered the pandemic with strong demand, very low inventory and generally conservative bank lending standards, a sharp contrast to the real estate bubble that existed prior to the great recession of 2008. In addition, the government has deployed many policy tools developed during the great recession that are designed to avoid a massive supply of foreclosures that could depress housing prices and lead to a financial/banking crisis. For example, all government backed mortgages currently allow borrowers to avoid foreclosure for up to 12 months through forbearance. Similarly, many states and counties have implemented legislation to delay foreclosure activity on non-government backed mortgages. While these foreclosure restrictions could affect the Company’s ability to foreclose on some of its Portfolio Loans under certain conditions, the Company has mitigated this risk by requiring interest reserves on almost all of its loans since mid-April 2020.

While the Company has not experienced an increase in delinquent loans so far, the Company does expect that some of its Portfolio Borrowers could struggle in the weeks and months ahead as Portfolio Borrowers adapt to changes in the real estate market. The Company is prepared to manage those situations individually. In an abundance of caution, the Company has taken the following actions to mitigate future risks, until the Company has determined the risks associated with the COVID-19 crisis have sufficiently dissipated: (1) new loans require borrowers to pre-pay interest; (2) new loans are being made at lower loan-to-value ratios; (3) the Company continues lending to only the highest quality borrowers; (4) the Company continues to focus its lending in non-judicial states, which it believes to be less risky than judicial states; and (5) the Company only lends on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). In addition, the Company increased its loan loss reserve during the second quarter by over $261,000, which increased its allowance for loan losses to over $1.5 million as of June 30, 2020 (2.0% of unpaid principal balance), despite having no charge offs during the six months ended June 30, 2020. The Company’s rental property tenants are all government subsidized and rent collections have not been materially impacted through June 30, 2020.

Due to the complex nature of the impact of COVID-19 on the economy, it is difficult to predict future impacts, though we believe the structure of our business remains solid. Please see the Company’s most recent quarterly or annual results for any additional updates.

Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

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Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The following table sets forth the beginning and ending balance of allowance for loan losses, the provision for loan losses taken during that period, and the amount of loan charge-offs taken during that period:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2020	2019	2019
Unpaid principal balance, end of period	$80,276,444	$72,543,633	$89,805,878
Allowance for loan losses, beginning balance	1,045,668	815,947	815,947
Provision for loan losses, during period	543,570	444,485	776,382
Charge-offs, during period	-	(377,971)	(546,661)
Allowance for loan losses, ending balance	1,589,237	882,461	1,045,668
Percent of unpaid principal balance, end of period	2.0%	1.2%	1.2%

As of June 30, 2020, the Company’s allowance for loan losses balance was $1,589,237, or 2.0%, of the unpaid principal balance (“UPB”). During the preceding six months, the Company recognized provisions for loan losses of $543,570 and no loan charge-offs. The increase in provisions for loan losses was primarily attributable to the Company’s decision to increase the size of the allowance for loan losses to mitigate any future risk related to COVID-19.

By comparison, as of June 30, 2019 the Company’s allowance for loan losses balance was $882,461, or 1.2%, of UPB. During the preceding six months, the Company recognized provisions for loan losses of $444,485 and $377,971 in loan charge-offs. The increase in provisions for loan losses was primarily attributable to the gain on sale from one cross collateralized REO asset being used to charge off losses on the sale of two other REO assets.

As of December 31, 2019, the Company’s allowance for loan losses balance was $1,045,668, or 1.2%, of UPB. During the preceding 12 months, the Company recognized provisions for loan losses of $776,382 and $546,661 in loan charge-offs.

Due to COVID-19, the Company’s expects to accrue a provision for loan losses at a rate higher than the historical rate of 0% and 1.0% annualized.

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REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

The following table sets forth the deferred loan origination fee balances and associated accretion into income for the time periods indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2020	2019	2019
Deferred loan origination fees, end of period	$492,063	$607,939	$637,277
Accreted to income, during period	1,045,325	796,828	1,856,751

As of June 30, 2020, deferred loan origination fees were $492,063, and the Company accreted into income $1,045,325 of deferred loan origination fees during the six months ended June 30, 2020.

By comparison, as of June 30, 2019 deferred loan origination fees were $607,939, and the Company accreted into income $796,828 of deferred loan origination fees during the six months ended June 30, 2019.

As of December 31, 2019, deferred loan origination fees were $637,277, and the Company accreted into income $1,856,751 of deferred loan origination fees during the year ended December 31, 2019.

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The higher amount of income accretion during the six months ended June 30, 2020 compared to the same period in 2019 reflected an increase in the average loan portfolio size during the six months ended June 30, 2020. The lower amount of deferred loan origination fees at June 30, 2020 compared to June 30, 2019 reflected a decrease in the loan portfolio size at June 30, 2020. The Company’s Portfolio Borrowers continued to sell properties quickly during the six months ended June 30, 2020 despite an approximate 40% year-over-year decline in pending home sales nationwide related to the April 2020 stay-at-home orders, resulting in a modest decrease in loan portfolio size at June 30, 2020.

Income Taxes. The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements. The Company has evaluated its current tax positions and has concluded that as of June 30, 2020, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Comparison of Operating Results for the Six Months Ended June 30, 2020 and 2019

Net Income, Net Margin and Net Interest Rate Spread. Net income was $1,149,088 for the six months ended June 30, 2020, compared to $1,204,399 for the six months ended June 30, 2019, a decrease of $55,311 or 4.6%.

Net interest margin for the six months ended June 30, 2020 and 2019 was 7.633% and 7.734%, respectively. Similarly, the net interest rate spread for the six months ended June 30, 2020 and 2019 was 6.767% and 6.600%, respectively.

Net income, net interest margin and net interest rate spread saw minimal changes between periods as the Company offset a reduction in the average interest rate earned on interest bearing assets with an offsetting reduction in the average interest rate paid on interest bearing liabilities.

Interest Income. Total interest income increased $766,072, or 16.4%, to $5,433,912 for the six months ended June 30, 2020 compared to $4,667,840 for the six months ended June 30, 2019. The increase in interest income was primarily the result of an 86 basis point decline in the average yield earned on interest-earning assets being more than offset by a $16.6 million, or 23.9%, increase in average interest-earning assets.

The average daily balance of cash during the six months ended June 2020 and 2019 was $597,563 and $599,746, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $166,968, or 8.4%, to $2,151,329 for the six months ended June 30, 2020 from $1,984,361 for the six months ended June 30, 2019.

Interest expense paid on Junior Notes decreased $258,149, or 23.3%, to $847,538 for the six months ended June 30, 2020 compared to $1,105,687 for the six months ended June 30, 2019. This decrease was driven by both a $3.8 million, or 13.5%, decrease in the average balance of Junior Notes outstanding to $24.3 million from $28.1 million, and a 92 basis point decrease in the yield paid on those Junior Notes to 7.018% from 7.940%. This decline in yield paid reflects the savings from Junior Note refinancing from 8% to 7%, which began in May 2019 and was completed in October 2019.

Interest expense paid on Senior Notes increased $356,640, or 111.6%, to $676,205 for the six months ended June 30, 2020 compared to $319,565 for the six months ended June 30, 2019. This increase was driven by an $11.9 million, or 110.4%, increase in the average balance of Senior Notes outstanding to $22.6 million from $10.7 million. The average interest rate paid on Senior Notes remained constant at 6%.

Interest expense on Bank Borrowings increased $68,477, or 12.2%, to $627,586 for the six months ended June 30, 2020 from $559,109 for the six months ended June 30, 2019. This increase was attributable to an 39.4% increase in average Bank Borrowings to $26.0 million from $18.6 million, which more than offset a 119 basis point decrease in the yield paid on those Bank Borrowings. The decrease in yield paid on Bank Borrowings was the result of interest rate reductions by the Federal Reserve.

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Net Interest Income. Net interest income increased $599,104, or 22.3%, to $3,282,583 for the six months ended June 30, 2020 from $2,683,479 for the six months ended June 30, 2019. The increase resulted primarily from a $766,072 increase in interest income more than offsetting a $166,968 increase in interest expense.

The increase in interest income was primarily the result of loan portfolio growth more than offsetting a modest decline in yield earned on Portfolio Loans, due to industry pricing pressure. The increase in interest expense was primarily attributable to loan portfolio growth but was minimized by reductions in the interest rate paid on Bank Borrowings, the issuance of additional Senior Notes, and the refinancing of Junior Notes.

Rental Property Income. Rental property income increased $108,082 to $344,815 for the six months ended June 30, 2020 from $236,733 for the six months ended June 30, 2019. The increase resulted primarily from the redevelopment and lease up of the Company’s rental properties.

Other Income. Other income decreased $422,765, or 78.5%, to $115,797 for the six months ended June 30, 2020 from $538,562 for the first six months of 2019. The decrease was primarily attributable to a decline in non-performing loans. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets held for sale, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense increased $352,206, or 15.7%, to $2,595,121 for the six months ended June 30, 2020 from $2,242,915 for the six months ended June 30, 2019. The largest increase in non-interest expense was a $258,605 increase in the servicer fees to $1,300,501 from $1,041,896. The largest decrease in non-interest expense was a $107,089 decrease in the incentive fees paid to $78,590 from $185,679, reflecting an increase in provision for loan losses expense.

Provision for Loan losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” the Company recorded a provision of $543,570 for the six months ended June 30, 2020, compared to $444,485 during the six months ended June 30, 2019. The allowance for loan losses was $1,589,237, or 2.0% of total unpaid principal balance at June 30, 2020, compared to $882,461, or 1.2% of total unpaid principal balance at June 30, 2019.

The Company recorded no loan charge offs during the six months ended June 30, 2020, compared to loan charge offs of $377,971 during the six months ended June 30, 2019.

Total delinquent loans were $2.4 million, or 2.9%, of the total unpaid principal balance at June 30, 2020, compared to $1.7 million, or 2.3%, of the total unpaid principal balance at June 30, 2019. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2020 and June 30, 2019.

The increase in provision-for-loan-losses during the six months ended June 30, 2020 was primarily attributable to loan portfolio growth, and the Company’s decision to increase its allowance for loan losses to mitigate any future risks related to COVID-19. It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 140 days in non-judicial states and longer in judicial states or if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

Income Taxes. Income tax expense for the six months ended June 30, 2020 and 2019 were $3,517 and $8,587, respectively. This tax expense is related to municipal franchise taxes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

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Comparison of Financial Condition at June 30, 2020 and 2019, and December 31, 2019

Total Assets. The following table sets forth the balance of total assets at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2020	2019	2019
Cash	$721,249	$538,533	$880,205
Mortgage interest receivable	748,074	623,057	811,812
Mortgage loans receivable, net	78,195,144	71,053,233	88,122,933
Rental property, net	7,038,692	7,087,303	7,111,371
Real estate held for sale	3,210,162	2,161,624	1,776,281
Total assets	$89,913,321	$81,463,750	$98,702,602

At June 30, 2020, total assets equaled $89.9 million, an increase of $8.4 million, or 10.4%, from $81.5 million at June 30, 2019, and a decrease of $8.8 million, or 8.9%, from $98.7 million at December 31, 2019. The increase in total assets year-over-year was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the twelve months ended June 30, 2020. The decline in total assets compared to yearend primarily reflected a higher rate of Portfolio Loan payoffs during the six months ended June 30, 2020, due to strong demand for the real estate projects completed by the Company’s Portfolio Borrowers.

Mortgage Loans Receivable, Net

.

Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “

Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” Page 6, and “– Fair Value of Mortgage Loans Receivable” Page 6 for additional details.

The following table sets forth the net balance of Portfolio Loans at the dates indicated:

	As of or for the Six Months Ended June 30,		As of the Year Ended December 31,
	2020	2019	2019
Unpaid principal balance	$80,276,444	$72,543,633	$89,805,878
Deferred loan origination fees	(492,063)	(607,939)	(637,277)
Allowance for loan losses	(1,589,237)	(882,461)	(1,045,668)
Net loans	78,195,144	71,053,233	88,122,933
Total assets	$89,913,321	$81,463,750	$98,702,602
Percentage of total assets	87.0%	87.2%	89.3%

At June 30, 2020, net loans equaled $78.2 million, an increase of $7.1 million, or 10.1%, from $71.1 million at June 30, 2019, and a decrease of $9.9 million, or 11.3%, from $88.1 million at December 31, 2019. The increase in net loans year-over-year was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the twelve months ended June 30, 2020. The decline in net loans compared to yearend primarily reflected a higher rate of Portfolio Loan payoffs during the six months ended June 30, 2020, due to strong demand for the real estate projects completed by the Company’s Portfolio Borrowers.

Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from equity investors, Junior Notes and Senior Notes as well as the disposition of non-performing assets.

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The following table sets forth the Company’s capitalization structure at the dates indicated:

	As of the Six Months Ended June 30,				As of the Year Ended December 31,
	2020		2019		2019
Equity	$21,389,834	24.1%	$20,413,166	25.1%	$21,183,026	21.5%
Junior Notes	23,446,138	26.4%	24,746,610	30.5%	24,924,078	25.3%
Senior Notes	24,862,216	28.0%	17,346,712	21.3%	20,914,989	21.3%
Bank Borrowings, net	18,439,699	20.8%	18,213,863	22.4%	30,548,052	31.0%
Cash	721,249	0.8%	538,533	0.7%	880,205	0.9%
Total capital	$88,859,136	100.0%	$81,258,884	100.0%	$98,450,350	100.0%

Equity. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represents all of the Company’s equity and is a continuous offering that allows the Company to raise additional equity as needed. Equity investors are able to redeem equity units, subject to certain restrictions.

At June 30, 2020, equity equaled $21.4 million, an increase of $1.0 million, or 4.8%, from $20.4 million at June 30, 2019, and an increase of $0.2 million, or 1.0%, from $21.2 million at December 31, 2019. The Company maintained an equity balance slightly over $20 million in all periods to comply with bank covenants, Senior Note covenants and to optimize the capital structure of the loan portfolio.

Junior Notes. On May 1, 2010, the Company commenced a private placement offering of secured promissory notes with six-month maturities offering an interest rate of 12% per annum. On April 1, 2015, the Company amended the offering, reducing the interest rate to 10% per annum. On April 1, 2017, the Company amended the offering again, reducing the interest rate to 8% per annum. On April 1, 2019, the Company amended the offering again, reducing the interest rate to 7% per annum. Junior Notes are subordinate to the Senior Notes and Bank Borrowings.

The following table sets forth the Company’s Junior Notes at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2020	2019	2019
Total assets	$89,913,321	$81,463,750	$98,702,602
Junior Notes	23,446,138	24,746,610	24,924,078
Percentage of total assets	26.1%	30.4%	25.3%

As of June 30, 2020 and 2019, and December 31, 2019, Junior Notes were $23.4 million (26.1% of total assets), $24.7 million (30.4% of total assets) and $24.9 million (25.3% of total assets), respectively. Junior Notes declined in absolute dollars as a result of the Company closing the Junior Notes to new investors.

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Senior Notes. On March 1, 2018, the Company commenced a private debt offering of Senior Secured Demand Notes. The offering was qualified by the Securities and Exchange Commission in February 2018.

The following table sets forth the Company’s Senior Notes at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2020	2019	2019
Total assets	$89,913,321	$81,463,750	$98,702,602
Senior Notes	24,862,216	17,346,712	20,914,989
Percentage of total assets	27.7%	21.3%	21.2%

As of June 30, 2020 and 2019, and December 31, 2019, Senior Notes were $24.9 million (27.7% of total assets), $17.3 million (21.3% of total assets) and $20.9 million (21.2% of total assets), respectively. Senior Notes increased in both absolute dollars and as a percentage of total assets primarily as a result of the Company closing the Junior Notes to new investors and issuing additional Senior Notes.

The Company anticipates that Senior Notes will continue to increase as a percentage of total assets as the Company works to lower its blended cost of capital by increasing the percentage of Senior Notes relative to Junior Notes and equity.

Bank Borrowings. The Company has a $40 million line of credit from Western Alliance Bank. This revolving line of credit is collateralized by all of the Company’s assets, including all of its Portfolio Loans, and is senior in priority to the Senior Notes and the Junior Notes. While the line of credit does provide leverage and a source of low cost capital to make loans, the primary benefit to the Company is cash management. Because the revolving line of credit allows the Company to draw on and pay down the line of credit daily, the Company can use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit can also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit is subject to a “borrowing base” limitation. The borrowing base is an amount equal to the lesser of (i) 60 percent of the outstanding balance of the Company’s Portfolio Loans or, (ii) 45 percent of the appraised value of the collateral securing a defined segment of the Company’s Portfolio Loans; subject to certain adjustments and exclusions and subject to a cap of $40 million. Under the line of credit, the Company is also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to equity ratio that does not exceed 0.50 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of equity, Junior Notes and Senior Notes); (b) a minimum tangible net worth of $20,000,000; (c) compensating balances of $750,000 in account at Western Alliance Bank; (d) minimum annual profitability of not less than $1 million recorded on a trailing 12 month basis; (e) minimum adjusted equity of $40 million; and (f) a debt service coverage ratio of not less than 2.00 to 1.00. As of June 30, 2020, the Company was in compliance with all of the foregoing financial covenants.

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The following table sets forth the Company’s Bank Borrowings at the dates indicated:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2020	2019	2019
Loan portfolio unpaid principal balance (UPB), end of period	$80,276,444	$72,543,633	$89,805,878
Line of credit commitment, end of period	40,000,000	40,000,000	40,000,000
Percentage of UPB, end of period	50%	55%	45%
Line of credit outstanding balance, end of period	18,439,699	18,213,863	30,548,052
Percentage of UPB, end of period	23%	25%	34%
Average loan portfolio UPB, during period	85,410,779	68,793,658	77,033,289
Average line of credit balance, during period	25,852,498	18,561,445	23,809,846
Percentage of UPB, during period	30%	27%	31%
Average line of credit utilization, during period	65%	47%	60%

For the six months ended June 30, 2020 and 2019, and the year ended December 31, 2019, average line of credit utilization during each period was 65%, 47% and 60%, respectively. The maximum available commitment under the line of credit as a percentage of loan portfolio UPB at end of period was 50%, 55% and 45%, respectively. However, the average line of credit balance as a percentage of the average loan portfolio UPB during each period was 30%, 27% and 31%, respectively.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The following table sets forth the Company’s off balance sheet commitments at the dates indicated:

	As of the Six Months Ended June 30,		As of the Year Ended December 31,
	2020	2019	2019
Unpaid principal balance	$80,276,444	$72,543,633	$89,805,878
Unfunded loan balance	8,826,235	10,183,256	9,902,260
Percentage of unpaid principal balance	11.0%	14.0%	11.0%

As of June 30, 2020 and 2019, and December 31, 2019, the unfunded loan balance as a percentage of the unpaid principal balance (“UPB”) of the Company’s loan portfolio was $8.8 million (11.0% of UPB), $10.2 million (14.0% of UPB) and $9.5 million (11.0% of UPB), respectively. The Company’s loan portfolio is heavily weighted toward rehab projects, which generally require a lower unfunded loan balance as a percentage of the total UPB, when compared to new construction projects.

ITEM 2 OTHER INFORMATION

None.

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ITEM 3 FINANCIAL STATEMENTS

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

June 30, 2020 and December 31, 2019

(unaudited)

_____________________________

	As of June 30,	As of December 31,
	2020	2019

ASSETS

Cash and cash equivalents	$721,249	$880,205
Mortgage interest receivable	748,074	811,812
Mortgage loans receivable, net	78,195,144	88,122,933
Real estate held for sale	3,210,162	1,776,281
Rental property, net	7,038,692	7,111,371
Total assets	$89,913,321	$98,702,602

LIABILITIES AND MEMBERS’ EQUITY

Liabilities
Accounts payable and other accrued liabilities	$124,458	$76,918
Servicer fees payable	203,026	230,750
Incentive fees payable	7,616	39,684
Interest payable	334,188	377,506
Notes payable - junior notes	23,446,138	24,924,078
Notes payable - senior notes	24,862,216	20,914,989
Line of credit, net	18,439,699	30,548,052
Deferred interest	1,106,146	407,599
Total liabilities	68,523,487	77,519,576

Members’ equity	21,389,834	21,183,026
Total liabilities and members’ equity	$89,913,321	$98,702,602

The accompanying notes are an integral part of these financial statements.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income and Changes in Members’ Equity

June 30, 2020 and 2019

(unaudited)

_____________________________

	Six Months Ended June 30,
	2020	2019
Revenues
Mortgage interest income	$5,433,912	$4,667,840
Rental property income	344,815	236,733
Other income	115,797	538,562
Total revenues	5,894,524	5,443,135

Operating expenses
Interest expense	2,151,329	1,984,361
Servicer fees	1,300,501	1,041,896
Incentive fees	78,590	185,679
Provision for loan losses	543,570	444,485
Professional fees	111,807	143,213
Real estate holding costs	339,810	169,544
Other expense	220,843	258,098
Total operating expenses	4,746,450	4,227,276

Other income (expense)
Gain (loss) on sale of real estate held for sale	4,531	(2,873)
Total other income (expense)	4,531	(2,873)

Income before income tax and LLC fees	1,152,605	1,212,986
Income tax and LLC fees	3,517	8,587

Net income	$1,149,088	$1,204,399

Members’ equity, beginning of year	21,183,026	20,324,112
Members’ contributions	1,163,611	3,070,227
Members’ earning distributions	(9,961)	(62,469)
Members’ capital withdrawals	(2,095,930)	(4,123,103)

Members’ equity, end of period	$21,389,834	$20,413,166

The accompanying notes are an integral part of these financial statements.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash flows

June 30, 2020 and 2019

(unaudited)

_____________________________

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net income	$1,149,088	$1,204,399
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	543,570	444,485
Amortization of deferred loan origination fees	(1,045,325)	(796,828)
Depreciation	132,346	-
Loss (gain) on sales of real estate held for sale	(4,531)	2,873
Junior notes interest expense converted to debt	678,095	793,994
Senior notes interest expense converted to debt	338,939	158,960
Change in operating assets and liabilities
Mortgage interest receivable	61,051	(295,079)
Accounts payable and other accrued liabilities	47,540	(14,024)
Servicer fees payable	(27,724)	(4,735)
Incentive fees payable	(32,068)	(4,847)
Interest payable	(43,318)	(36,606)
Deferred interest	698,547	18,453
Net cash provided by operating activities	2,496,210	1,471,045

Cash flows from investing activities
Loans funded	(56,830,451)	(54,902,511)
Principal collected on loans	65,863,860	51,895,694
Improvement costs on real estate held for sale	(125,268)	(546,099)
Improvement costs on rental property	(59,667)	-
Proceeds from sales of real estate held for sale	94,739	1,024,473
Net cash used in investing activities	8,943,213	(2,528,443)

Cash flows from financing activities
Borrowings on notes payable - junior notes	638,051	48,913
Repayments on notes payable - junior notes	(3,349,288)	(5,099,535)
Borrowings on notes payable - senior notes	8,743,966	8,894,460
Repayments on notes payable - senior notes	(5,135,678)	227,285
Net borrowings on line of credit	(12,108,353)	(2,564,826)
Members’ contributions	1,163,611	3,070,227
Members’ earnings distributions	(9,960)	(62,468)
Members’ capital withdrawals	(1,540,728)	(3,506,701)
Net cash provided by (used in) financing activities	(11,598,379)	1,007,355

Net increase (decrease) in cash and cash equivalents	(158,956)	(50,043)
Cash and cash equivalents at beginning of year	880,205	588,576
Cash and cash equivalents at end of period	$721,249	$538,533

Supplemental disclosures of cash flow information
Cash paid for interest	$2,194,648	$2,020,967
Cash paid for income tax and LLC fees	$3,517	$8,587

Supplemental disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$1,396,135	$-
Mortgage interest receivable transferred to real estate held for sale	$2,687	$-
Sale of real estate financed with mortgage loan receivable	$-	$-
Real estate held for sale converted to rental property	$-	$309,327
Notes payable converted to members’ equity	$-	$-
Member’s equity converted to notes payable	$555,202	$616,402

The accompanying notes are an integral part of these financial statements.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (the “Fund”) is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. The real estate and mortgage lending financial markets have stabilized with many of the markets for which the Fund has loans and related loan collateral showing signs of appreciating fair values for the years presented. However, should these markets experience significant declines, the resulting collateral values of the Fund’s loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from the sales of real estate held could differ significantly from management’s current estimates.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Rental property

Rental property is recorded at cost and allocated between land and building based upon their relative fair values at acquisition. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Investment costs are capitalized while activities are ongoing to prepare an asset for its intended use. Expenditures for repairs and maintenance are charged to expense when incurred.

Depreciation begins once the asset is ready to be placed into service and is recorded on a straight-line basis over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods ranging from 15 to 27.5 years.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Company records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund’s assets and liabilities measured at fair value on a non-recurring basis as of June 30, 2020 and December 31, 2019:

Item	Level 1	Level 2	Level 3	Total
Real estate owned (June 30, 2020)	$-	$-	$3,210,162	$2,161,624

Real estate owned (December 31, 2019)	$-	$-	$1,776,281	$1,776,281

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a)

Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

(b)

Real estate owned (Level 2 and Level 3). At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate owned as nonrecurring Level 2 if the fair value of the real estate owned is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate owned as nonrecurring Level 3.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $492,063 at June 30, 2020 and $607,939 at June 30, 2019 have been included in mortgage loans receivable, net, on the accompanying balance sheet. Deferred loan origination fees of $1,045,325 during the first six months of 2020, and $796,828 during the first six months of 2019 were amortized into income during each applicable period.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund’s operations. Due to the calculation of the incentive fee, the Fund does not allow mid-month contributions or withdrawals. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. After the monthly distribution is processed, the subscription fund borrowings, plus any interest accrued thereon, will be recognized as member contributions on behalf of the subscribing member. There were no subscription fund borrowings as of June 30, 2020 and 2019.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Individual members report on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

The Fund has evaluated its current tax positions and has concluded that as of the periods ending June 30, 2020 and 2019, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Change in accounting principle

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenues from Contracts with Customers (Topic 606). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In effect, companies are required to exercise further judgment and make more estimates prospectively. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 was effective January 1, 2019 for the Fund. The Fund has evaluated the new guidance and determined that interest income and income from servicing mortgage loans are outside the scope of ASC No. 606. The Fund also determined that fee income on residential mortgage loan originations is outside the scope of ASC No. 606 as it continues to be accounted for in accordance with ASC No. 948. As a result, the adoption of ASU No. 2014-09 did not have a material impact on its financial statements.

Subsequent events

The Fund has evaluated subsequent events through the date hereof, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions and incentive fees

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 10% per annum non-guaranteed priority return (“Priority Return”) on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 50% to the Fund’s members, including the Manager to the extent it holds memberships interests, and 50% to the Manager as an incentive fee. The Manager earned incentive fees of $78,590 during the six months ended June 30, 2020, and $185,679 during the six months ended June 30, 2019 as the Fund’s return exceeded the Priority Return in every month during 2019 and 2020.

Reinvestment

Members have the option to compound their proportionate share of the Fund’s monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

3. Fund Provisions (continued)

Liquidity, capital withdrawals and early withdrawals (continued)

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least six (6) months; (ii) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (iii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units or a minimum withdrawal request of 25,000 units, if their capital balance is greater than 50,000 units at the time the withdrawal is honored. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, financial condition, compliance with regulatory and other limitations, such as ERISA thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements or penalties if a member is experiencing undue hardship.

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at June 30, 2020:

Outstanding mortgage loans receivable	$80,276,444
Unamortized deferred loan origination fees	(429,063)
Allowance for loan losses	(1,589,237)
Mortgage loans receivable, net	$78,195,144

Mortgage loans receivable, net, consisted of the following at December 31, 2019:

Outstanding mortgage loans receivable	$89,805,878
Unamortized deferred loan origination fees	(637,277)
Allowance for loan losses	(1,045,688)
Mortgage loans receivable, net	$88,122,933

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

4. Mortgage Loans Receivable, Net (continued)

Activity in the allowance for loan losses was as follows for the year ended December 31, 2019 and the six months ended June 30, 2020:

2019 Beginning balance	$815,947
Provision for loan losses	776,382
Write-offs	(546,661)
Ending balance as of December 31, 2019	$1,045,668

2020 Beginning balance	$1,045,668
Provision for loan losses	543,570
Write-offs	-
Ending balance as of June 30, 2020	$1,589,237

Allocation of the allowance for loan losses by collateral type as of June 30, 2020 and December 31, 2019 consisted of the following (allocation of allowance is not an indication of expected future use):

As of June 30, 2020:

Single family residential (1 - 4 units)	$1,349,999
Land/Construction	227,053
Commercial	0
Multi-family residential (5 or more units)	12,185
Total	$1,589,237

As of December 31, 2019:

Single family residential (1 - 4 units)	$844,211
Land/Construction	118,259
Commercial	60,852
Multi-family residential (5 or more units)	22,346
Total	$1,045,668

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

5. Notes Payable - Junior Notes

The junior note program is a private debt offering by the Fund. Between April and September 2017, the Fund refinanced all junior notes from an interest rate of 10% to 8%. During April 2019 the Fund began refinancing notes from an interest rate of 8% to 7%. All notes are expected to be refinanced by October 2019. The junior notes are secured by all assets of the Fund and are junior to the senior notes (see Note 6) and the line of credit balance held (see Note 7). The junior noteholders are given the option to reinvest their earned interest back into the note on a monthly basis. All junior notes hold a six month maturity. Upon maturity, all junior noteholders have the option to renew their notes for another six month term. As of June 30, 2020 and December 31, 2019 the junior notes payable within the note program held a balance of $23,446,138 and $24,924,078, respectively.

Interest expense on these junior notes amounted to $847,538 and $1,105,687 for the six months ended June 30, 2020 and 2019, respectively.

6. Notes Payable - Senior Notes

On March 1, 2018, the Company commenced a private debt offering of 6% Senior Secured Demand Notes. The offering was qualified by the Security and Exchange Commission in February 2018.

As of June 30, 2020 and December 31, 2019 the senior notes payable within the note program held a balance of $24,862,216 and $20,914,989, respectively.

Interest expense on these senior notes amounted to $676,205 and $319,565 for the six months ended Jun 30, 2020 and 2019, respectively.

7. Line of Credit, Net

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund’s assets. On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000. The annual interest rate was equal to the greater of 4.75% plus the 90 day LIBOR rate from time to time in effect or 5.75%.

During December 2015, the Fund entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund’s assets. The annual interest rate is equal to the greater of 4.50% plus the one month LIBOR rate from time to time in effect or 4.75%.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

7. Line of Credit, Net (continued)

On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to $40,000,000, and the interest rate was lowered from one month LIBOR plus 4.50% to one month LIBOR plus 4.00%. On January 24, 2019, the line of credit was amended to lower the interest rate from one month LIBOR plus 4.00% to one month LIBOR plus 3.50%. On April 16, 2019, the line of credit was amended to lower the interest rate from one month LIBOR plus 3.5% to one month LIBOR plus 3.125%. On December 5, 2019, the line of credit was extended to March 1, 2020. On February 24, 2020, the line of credit was extended to March 1, 2022. The interest rate as of June 30, 2020, December 31, 2019 and June 30, 2019 was 4.75%, 4.82% and 5.56%, respectively.

As of June 30, 2020 and December 31, 2019, the outstanding balance on the line of credit was $18,439,699 and $30,548,052, respectively.

For the six months ended June 30, 2020 and 2019, and the twelve months ended December 31, 2019, interest expense on the line of credit amounted to $627,586, $559,109 and $1,317,453, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at June 30, 2020 and December 31, 2019.

Line of credit, net, consisted of the following at June 30, 2020:

Line of credit	$18,576,984
Line of credit origination fees	(137,285)
Line of credit, net	$18,439,699

Line of credit, net, consisted of the following at December 31, 2019:

Line of credit	$30,548,052
Line of credit origination fees	-
Line of credit, net	$30,548,052

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

8. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. During the six ended June 30, 2020 and 2019, servicing fees earned by the Manager amounted to $1,300,501 and $1,041,896, respectively. As of June 30, 2020 and December 31, 2019, servicing fees payable to the Manager were $203,026 and $230,750, respectively.

Incentive fees

As described in Note 3, after payment to members of a Priority Return, the Manager is eligible to receive incentive fees. Incentive fees amounted to $78,590 and $185,679 for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020 and December 31, 2019, the Fund had a payable to the Manager for incentive fees of $7,616 and $39,684, respectively.

Operating expenses

For the six months ended June 30, 2020 and 2019, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund’s statement of income and changes in members’ equity.

9. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At June 30, 2020, there were 232 secured loans outstanding with 160 borrowers with the following characteristics:

Number of secured loans outstanding	232
Total secured loans outstanding	$80,276,444
Average secured loan outstanding	$346,019
Average secured loan as percent of total secured loans	0.43%
Average secured loan as percent of members’ equity	1.62%
Largest secured loan outstanding	$2,727,400
Largest secured loan as percent of total secured loans	3.40%
Largest secured loan as percent of members’ equity	12.73%
Number of secured loans over 90 days past due and still accruing interest	2

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$1,976,976
Number of secured loans in foreclosure	2
Approximate principal of secured loans in foreclosure	$387,572
Number of secured loans on non-accrual status	1
Approximate investment in secured loans on non-accrual status	$387,572
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	1
Approximate principal of secured loans over 90 days past maturity	$387,572
Number of states where security is located	17
Number of counties where security is located	74

At June 30, 2020, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at June 30, 2020:

	Loan Balances	Percentage
California	$39,225,295	48.86%
Oregon	15,856,477	19.75%
Colorado	9,429,154	11.75%
Other **	15,765,517	19.64%
Totals	$80,276,443	100.00%

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at June 30, 2020:

	Loan Balances	Percentage
Multnomah, Oregon	$7,982,973	9.94%
Alameda, California	7,837,372	9.76%
Other **	64,456,098	80.30%
Totals	$80,276,443	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 9%.

Loans by type of property at June 30, 2020

Single family residential (1 - 4 units)	$64,255,918
Land/Construction	7,312,928
Commercial	4,771,588
Multi-family residential (5 or more units)	2,936,009
Total	$80,276,443

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at June 30, 2020:

Current (0 to 30 days)	$77,911,895
31 to 90 days	-
91 days and greater	2,364,548
Total	$80,276,443

At June 30, 2020, all of the Fund’s loans carry a term of six to 12 months; therefore the entire loan balance of $80,276,443 is scheduled to mature on or before June 30, 2021. The scheduled maturities include 3 loans totaling approximately $2,364,548 which are past maturity at June 30, 2020.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2019, there were 251 secured loans outstanding with 166 borrowers with the following characteristics:

Number of secured loans outstanding	251
Total secured loans outstanding	$89,805,878
Average secured loan outstanding	$357,792
Average secured loan as percent of total secured loans	0.40%
Average secured loan as percent of members’ equity	1.69%
Largest secured loan outstanding	$2,727,400
Largest secured loan as percent of total secured loans	3.04%
Largest secured loan as percent of members’ equity	12.88%
Number of secured loans over 90 days past due and still accruing interest	1
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$1,000,000
Number of secured loans in foreclosure	5
Approximate principal of secured loans in foreclosure	$2,870,000
Number of secured loans on non-accrual status	3
Approximate investment in secured loans on non-accrual status	$1,800,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$1,408,000
Number of states where security is located	18
Number of counties where security is located	72

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2019, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2019:

	Loan Balances	Percentage
California	$45,312,626	50.46%
Oregon	18,699,240	20.82%
Other **	25,794,012	28.72%
Totals	$89,805,878	100.00%

The various counties in which secured property is located are as follows at December 31, 2019:

	Loan Balances	Percentage
Multnomah, Oregon	$11,189,820	12.46%
Alameda, California	10,278,961	11.46%
Other **	68,337,097	76.09%
Totals	$89,805,878	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 10%.

Loans by type of property at December 31, 2019:

Single family residential (1 - 4 units)	$72,503,981
Land/Construction	10,156,566
Commercial	5,226,176
Multi-family residential (5 or more units)	1,919,155
Total	$89,805,878

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2019:

Current (0 to 30 days)	$88,011,635
31 to 90 days	386,359
91 days and greater	1,407,884
Total	$89,805,878

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2019, all of the Fund’s loans carry a term of six to twelve months; therefore, the entire loan balance of $89,805,878 is scheduled to mature in 2020. The scheduled maturities for 2019 include 4 loans totaling approximately $2,760,300 which are past maturity at December 31, 2019.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

10. Real Estate Held for Sale Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the six months ended June 30, 2020:

Beginning balance (as of December 31, 2019)	$1,776,281
Costs of real estate acquired through or in lieu of foreclosure	1,389,821
Improvement costs	125,268
Converted to held for use	-
Sales of real estate	(90,208)
Ending balance	$3,210,162

At June 30, 2020, the real estate held for sale properties included one single family residential property in Cook County, Illinois and one single family property in Alameda County, California.

11. Rental Property

The Company rented three residential buildings during 2019 and converted one residential building from real estate held for sale to rental property during 2019.

At June 30, 2020, the rental properties included two multifamily residential properties and two single family residential properties located in Cook County, Illinois.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

12. Commitments and Contingencies

Construction loans

At June 30, 2020, the Fund had 111 approved construction loans with a total borrowing limit of approximately $17,929,765. 92 loans had undisbursed construction funds, totaling approximately $8,826,235. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2019, the Fund had 140 approved construction loans with a total borrowing limit of approximately $20,149,900. 120 loans had undisbursed construction funds, totaling approximately $9,900,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

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ITEM 4 EXHIBITS

Exhibit No.	Description

2.1

Articles of Organization of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777)

2.2

Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended (Incorporated by reference to Exhibit 2.2 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777)

2.3

Amendment No. 1 to Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.3 to Iron Bridge Mortgage Fund, LLC’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (File No. 24R-00149)

2.4

Amendment No. 2 to Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.4 to Iron Bridge Mortgage Fund, LLC’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (File No. 24R-00149)

3.1

Form of Senior Secured Demand Note (Incorporated by reference to Exhibit 3.1 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777)

3.2

Form of Senior Secured Demand Note Security Agreement (Incorporated by reference to Exhibit 3.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777)

3.3

Form of Subordination Agreement between Carr Butterfield, LLC, as Collateral Agent for the holders of Senior Secured Demand Notes and the holders of the Junior Secured Promissory Notes (Incorporated by reference to Exhibit 3.3 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777)

3.4

Subordination Agreement among Iron Bridge Mortgage Fund LLC, Iron Bridge Management Group, LLC and Western Alliance Bank dated as of December 22, 2015 (Incorporated by reference to Exhibit 3.4 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777)

4.1

Form of Senior Secured Demand Note Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777)

4.2

Form of Senior Secured Demand Note Purchase Agreement (Incorporated by reference to Exhibit 4.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777)

6.1

Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of December 22, 2015 (Incorporated by reference to Exhibit 6.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777)

6.2

Custodial Agreement by and among Western Alliance Bank, Iron Bridge Mortgage Fund, LLC and U.S. Bank National Association dated as of January 5, 2016 (Incorporated by reference to Exhibit 6.2 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777)

6.3

Amendment No. 1 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of March 20, 2017 (Incorporated by reference to Exhibit 6.3 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777)

6.4

Amendment No. 2 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of January 1, 2018 (Incorporated by reference to Exhibit 6.4 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777)

6.5

Amendment No. 3 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of August 16, 2018 (Incorporated by reference to Exhibit 6.5 to Iron Bridge Mortgage Fund, LLC’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (File No. 24R-00149))

6.6

Amendment No. 4 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of January 24, 2019 (Incorporated by reference to Exhibit 6.6 to Iron Bridge Mortgage Fund, LLC’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (File No. 24R-00149))

6.7

Amendment No. 5 to Loan and Security Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of April 16, 2019 (Incorporated by reference to Exhibit 6.7 to Iron Bridge Mortgage Fund, LLC’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (File No. 24R-00149))

6.8

Sixth Modification Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of December 5, 2019 (Incorporated by reference to Exhibit 6.8 to Iron Bridge Mortgage Fund, LLC’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (File No. 24R-00149))

6.9

Seventh Modification Agreement between Iron Bridge Mortgage Fund, LLC and Western Alliance Bank dated as of February 24, 2020 (Incorporated by reference to Exhibit 6.9 to Iron Bridge Mortgage Fund, LLC’s Annual Report on Form 1-K for the fiscal year ended December 31, 2019 (File No. 24R-00149))

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 25, 2020.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer)

By:	/s/ Sarah Gragg Stascausky
Name:	Sarah Gragg Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Financial Officer and Principal Accounting Officer)

36